Filed by ARM Holdings plc

pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 000-29644

Subject Company: Artisan Components, Inc.

Commission File No.: 000-23649

The following is a series of slides, dated August 31, 2004, made available to investors in connection with the announcement of an Agreement and Plan of Merger among ARM Holdings plc (“ARM”), Salt Acquisition Corporation and Artisan Components, Inc. (“Artisan”).

Leading provider of physical IP for the design and manufacture of complex integrated circuits

Mark Templeton, President & CEO

Important Information For Investors and Shareholders

ARM and Artisan will file a proxy statement/prospectus with the SEC in connection with the proposed transaction. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 743-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on Artisan’s web site are not a part of this press release.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. If and to the extent that any of ARM’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Mr. Templeton is expected to enter into an employment agreement with ARM, effective upon the closing of the proposed acquisition, that will be described in the proxy statement/prospectus. Mr. Lanza, Artisan’s Chairman, may be deemed to be a participant in the solicitation of proxies of ARM’s shareholders in connection with the proposed acquisition. A description of the non-employee director appointment letter similar to that into which Mr. Lanza would enter in upon joining the ARM Board of Directors at the closing of the proposed acquisition is described in ARM’s Annual Report on Form 20-F. If and to the extent that any of Artisan’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions "Factors Affecting Future Operating Results" contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.

Artisan Overview

A unique semiconductor IP company

License + royalty revenue model

Based in Sunnyvale, California

340+ employees

More than two thousand companies have licensed Artisan products

Semiconductor IP Discussion

Moore’s Law

System on Chip Design is Complex

Board Level System Design is “Easy”

System Design Requires Components

Most complexity is “black boxed”

Designers don’t worry about:

Subsystem design

Manufacturability

Component compatibility

Broad selection of components

Simple integration

Simple validation

IP = Components for SoC Design

Memory

Memory

Micro-processor

Mixed Signal/Analog

Standard Cells

Memory

I/O Cells

IP Value

Physical Value

Process & Circuit Knowledge

Application & Architecture Knowledge

Commodity Region

Functional Value

IP Value

Physical Value

ARTISAN

Highest Value

ARM

Functional Value

Artisan’s Product Focus

Memory

Memory

Mixed Signal/Analog

Standard Cells Memory

I/O Cells

3 product rules to maximize royalty

Pervasive need

Standard

Diverse market

How It All Fits Together

Architectural IP

Software IP

Physical IP

Combined value – Low Power Case Study

IEM OS Software

IEM-Enabled Processors

Low Power Libraries Analog IP Components Extended Range Memories

Power Supply Technology

Power savings are achieved through processor architecture, carefully matched physical IP and optimization software

Business Model

Push / Pull Sales Model

Artisan-Licensed -IC Manufacturers

2,000+ Companies Are Active Licensees

Customer Case Study - IBM

The Artisan Community at Work

IBM

IC Designers

“ Customers are recognizing that our technology can do much more for their products than traditional foundries are able to provide. We're working with

Artisan to make it easier for customers to do business with IBM.”

Mike Concannon, VP of Contract Manufacturing Services IBM Microelectronics

Leading IC Manufacturers Choose Artisan

National

IBM

Jazz

Infineon

Tower

Hynix

Dongbu

SMIC

Kawasaki NEC

Sharp Sony

TSMC UMC

First Silicon Silterra

Chartered

Business Model

Semiconductor Manufacturer

License $

Qualification & Product License

Business Model

Semiconductor Manufacturer

IP Products

Design Teams

Fabless IC Companies

IDMs

ASIC Customers

Business Model

Semiconductor Manufacturer

Completed Designs and Production Orders

Design Teams

Fabless IC Companies

IDMs

ASIC Customers

Business Model

Semiconductor Manufacturer

Royalties

Wafers

Design Teams

Fabless IC Companies

IDMs

ASIC Customers

The Artisan Loyalty Program

Royalty Payments

Net Royalty Revenue

Manufacturer Credit Account

Future License Revenue

Pays for next process generation

Account capped

Must be used within 18 months

No cash refunds

Financial Highlights

Quarterly Revenue Results

(US $ Millions)

$7.6

$8.0

$10.0

$11.7

$14.0

$16.1

$18.9

$19.5

$20.1

$21.4

$22.0

Q1'02 Q2'02 Q3'02 Q4'02 Q1'02 Q2'03 Q3'03 Q4'03 Q1'04 Q2'04 Q3'04

Royalty Progression

(US $ Millions)

$0.7

$3.3

$4.6

$9.5

$10.5

$21.6

1999 2000 2001 2002 2003 2004*

*includes first 3 quarters of fiscal 2004

Balance Sheet Highlights (June 30, 2004)

$140.4 million in cash, cash equivalents & marketable securities

$129.3 million last quarter

$113.3 million last year

DSOs at 46 days (down from 50 days in Q2’04)

$8.5 million in cash flow from operations (3 mos.)

No debt

Quarterly Cash Generation

(US $ Millions)

Excludes $53.2M from Secondary; cash used for M&A $0.4M

Excludes $0.2M from Secondary; cash used for M&A $2.8M

$4.8

$4.4

$4.0

$2.5

$1.1

$4.2

$0.7

$4.2

$10.8

$11.2

Q2'02 Q3'02 Q4'02 Q1'03 Q2'03 Q3'03 Q4'03 Q1'04 Q2'04 Q3'04

Summary

Efficient business model

Large user base

Increasing royalty revenue

Strong cash generation

Strong EPS growth

Important Information for Investors and Stockholders

ARM and Artisan will file a proxy statement/prospectus with the SEC in connection with the proposed transaction. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on Artisan’s web site are not a part of this communication.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. If and to the extent that any of ARM’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Mr. Templeton is expected to enter into an employment agreement with ARM, effective upon the closing of the proposed acquisition, that will be described in the proxy statement/prospectus. Mr. Lanza, Artisan’s Chairman, may be deemed to be a participant in the solicitation of proxies of ARM’s shareholders in connection with the proposed acquisition. A description of the non-employee director appointment letter similar to that into which Mr. Lanza would enter in upon joining the ARM Board of Directors at the closing of the proposed acquisition is described in ARM’s Annual Report on Form 20-F. If and to the extent that any of Artisan’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions “Factors Affecting Future Operating Results” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.